FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2014 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN ROYAL BANK OF CANADA’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181552 AND 333-189888) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-14144, 333-110953, 333-117922 AND 333-178350) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

As previously announced, David I. McKay was appointed Chief Executive Officer and Director of the Registrant effective August 1, 2014.  Mr. McKay was previously appointed President of the Registrant on February 26, 2014.  Former Chief Executive Officer and Director Gordon M. Nixon retired from his positions as Chief Executive Officer and Director effective August 1, 2014.

The disclosure under “Liquidity and funding management – Credit ratings” in the registrant’s Second Quarter 2014 Report to Shareholders, which was filed as an exhibit to its Form 6-K dated May 22, 2014, is hereby updated by adding the following: “On August 8, 2014, Standard & Poor’s announced that it has affirmed the long-term ratings of RBC and changed the ratings outlook to “negative” from “stable” for us and the five other largest Canadian banks.”  Similar to the recent outlook revision by Moody’s Investor Service on June 11, 2014, the outlook revision by Standard & Poor’s reflects the possible impact of a “bail-in” policy proposal from the Canadian federal government.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: Title:	James Salem Executive Vice-President and Treasurer

Date:	August 13, 2014